Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-192476 and 333-194256

Free Writing Prospectus dated May 20, 2014

Fantex, Inc.

On May 14, 2014, an interview with Fantex, Inc. Chief Executive Officer, Cornell “Buck” French, the transcript of which is attached hereto as Annex A, was broadcast by WGRZ  (the “Broadcast”). The Broadcast references the initial public offering of the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”) of Fantex, Inc. (the “Offering”), which Offering is covered by the Registration Statement on Form S-1 (File No. 333-194256), as amended (the “Registration Statement”), that we have filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Broadcast includes certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Broadcast contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statement.

The Broadcast was not prepared by or reviewed by the Company or any other offering participant prior to its publication. The publisher of the Broadcast is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the Broadcast or any other broadcasts by the publisher concerning the Company. With the exception of statements of Mr. French or derived from the Company’s Registration Statement, the Broadcast represented the publisher’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Broadcast or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  During the Broadcast, anchor Mary Friona states that “soon you will be able to buy stock in [EJ Manuel]” and that “stockholders will have a stake in Manuel’s future earnings from playing, endorsements and even television work after his playing days are over.” In addition, Ms. Friona refers to the “initial public offering of EJ Manuel’s stock,” and to “the Company’s second player stock offering.” In addition, Mr. French is quoted as stating that “[EJ Manuel] sees the opportunity to create a link to the fan base out there by creating an ownership interest through Fantex.” Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract. Holders of shares of the Company’s Fantex Series EJ Manuel will have no direct investment in EJ Manuel, his brand or the Brand Agreement effective as of February 14, 2014, by and between EJ Manuel, Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”). An investment in a tracking stock will represent an ownership interest in the Company.

•                  During the Broadcast Ms. Friona states “Fantex paid Manuel $5 million in exchange for 10% of the EJ Manuel brands future earnings,” and that “stockholders will have a stake in Manuel’s future earnings from playing, endorsements and even television work after his playing days are over.” Under the terms of the EJ Manuel Brand Contract, the Company would acquire for $4.98 million a 10% interest in the brand income, as defined in the EJ Manuel Brand Contract (the “Acquired Brand Income” or “ABI”), contingent upon Fantex, Inc. obtaining financing to pay the purchase price to EJ Manuel.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the offering, future brand income under the Company’s brand contract with Mr. Manuel, prospects, plans, market opportunities and the trends that may affect the Company or EJ Manuel. The Company generally identifies forward-looking statements by words such as “expect,” “project,” “may,” “will,” “would,” “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Transcript of the Broadcast with WHAM 1180AM News

MEDIA:	Television

STATION:	WGRZ

Date:	05/14/2014

SUBJECT:	Fantex-EJ Manuel

Mary Friona, Anchor:

Well, Bills fans are putting a lot of stock in the future of EJ Manuel, that’s for sure. But soon you will be able to buy stock in the Bills second year QB. The company, Fantex will launch their initial public offering of EJ Manuel’s stock linked to the economic performance of the EJ Manuel brand. That means stockholders will have a stake in Manuel’s future earnings from playing, endorsements and even television work after his playing days are over.

Buck French, CFO, Fantex Holdings:

You know, he’s got this approach of being fearless and approaching and taking challenges on. And ultimately, you know that’s why it’s been such a great fit with Fantex and him wanting to be in the forefront. He sees the opportunity to create a link to the fan base out there by creating an ownership interest through Fantex.

Friona:

Fantex paid Manuel $5 million in exchange for 10% of the EJ Manuel brands future earnings. Manuel is the company’s second player stock offering.

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